Rule 424 (b)(3)
                                                   Registration No. 333-41126
                                                   Registration No. 333-41126-01

Prospectus Supplement dated July 27, 2000
(To Prospectus Dated July 24, 2000)

                                                           CompleTel Europe N.V.
                                              14% Series B Senior Notes due 2010

     On July 27, 2000, CompleTel Europe N.V. (the "Company") announced its second quarter financial results for 2000. The Company reported revenue for the quarter ended June 30, 2000 of Euro 5.5 million compared to Euro 3.3 million in the first quarter. Net loss for the quarter ended June 30, 2000 amounted to Euro
27.1 million, or Euro 0.17 per diluted share, compared with a loss of Euro 97.3 million for the previous quarter, or Euro 0.77 per diluted share. The substantial change primarily resulted from a non-cash compensation gain of Euro
7.5 million at June 30, 2000 compared with a non-cash compensation charge of Euro 69.7 million at March 31, 2000. Adjusted EBITDA for the quarter, defined as Earnings Before Taxes, Depreciation and Amortization and other non-cash gains or losses, totaled a negative Euro 21.3 million for the quarter ended June 30, 2000 compared with a negative Euro 15.3 million for the first quarter.

Financial details

     Revenue for the second quarter of 1999 was Euro 0.3 million, with a net loss of Euro 9.7 million or Euro 0.09 per ordinary share on a pro-forma basis, since the Company's shares were not publicly traded in 1999. Adjusted EBITDA amounted to a negative Euro 7.2 million. Switched revenue increased during the second quarter to Euro 1.0 million from Euro 0.7 million in the first quarter, while a non-switched Internet and data revenues grew to Euro 2.3 million from Euro 1.6 million in the previous quarter. Carrier revenue rose to Euro 1.1 million in the second quarter from Euro 0.6 million in the first quarter. Internet dial-up collection services and other indirect services revenues grew to Euro 1.1 million during the second quarter from Euro 0.1 million in the first quarter. For the second quarter, the Company reported revenues of Euro 3.6 million in France, and Euro 0.5 million in Germany, with the remaining Euro 1.4 million generated by its Internet related services business in London. Cash and cash equivalents including restricted cash at June 30, 2000 amounted to Euro 629 million. Capital expenditures for the second quarter totaled Euro 60.7 million compared with Euro 34.5 million in the first quarter.

     The Company noted that direct sales margins for the second quarter totaled about 50 percent and gross margins were flat, as expected, due to the rapid expansion of the Company's network and local inter-connections and the related fixed operating costs which will be absorbed with increased sales. The Company also noted that with the completion of its Euro 200 million bond offering in the second quarter, it believes it has the financial resources to fully fund its current plan of establishing metropolitan networks in 17 cities in France and Germany and Internet data related services in 18 cities, including London.

Operational achievements

     With operating commencing in Nice in the second quarter, the Company now has 11 markets operational, including Paris, Lyon, Marseille, Toulouse, Grenoble, Munich, Nuremberg, Berlin and Essen. During the second quarter, the Company's network utilization increased to 23 million on-net minutes from approximately 6 million in the first quarter. In addition, new on-net signed customers increased by 251 from 286 in the first quarter, reaching an aggregate number of 537 on-net customers at the end of the second quarter. Total connected on-net customers increased to 287. The Company's employee count increased to 564 at the end of the second quarter, up from 465 in the first quarter. An additional 201 kilometers of fiber network were deployed during the second quarter of 2000 bringing cumulative orders for the services increased to 924 and the local loop network to 726 kilometers.